UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6399 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Exhibit No.	Description
99.1	SEALSQ Corp’s CEO Letter to Shareholders issued on August 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14th, 2026	WISEKEY INTERNATIONAL HOLDING AG

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

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